Filed by: Fortis Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ITC Holdings Corporation

SEC Correspondence File Number: 001-32576

FOR IMMEDIATE RELEASE:

St. John’s, NL and Novi, Michigan (April 20, 2016):

FORTIS COMPLETES THE MINORITY INVESTOR PROCESS IN CONNECTION WITH THE PENDING ACQUISITION OF ITC HOLDINGS CORP.

FORTIS TO PARTNER WITH GIC

Fortis Inc. (“Fortis”) (TSX:FTS) announced today that it has reached a definitive agreement with GIC Private Limited (“GIC”), Singapore’s sovereign wealth fund, to acquire a 19.9% equity interest in ITC Holdings Corp. (“ITC”) (NYSE:ITC) for aggregate consideration of US$1.228 billion in cash upon the closing of the acquisition.

This definitive agreement follows the announcement on February 9, 2016 that Fortis will acquire ITC in a transaction valued on announcement at approximately US$11.3 billion. With the definitive agreement for the sale of 19.9% of ITC to GIC, Fortis has completed a significant component of the ITC acquisition financing.

The financing of the ITC acquisition has been structured to allow Fortis to maintain an investment-grade credit rating and is consistent with maintaining Fortis’ existing capital structure. Financing for the cash portion of the acquisition purchase price will be achieved primarily through this minority investment sale, as well as through the issuance of approximately US$2 billion of Fortis debt.

“An important milestone in the acquisition of ITC has been accomplished,” said Barry Perry, President and Chief Executive Officer of Fortis. “We are very pleased to be partnering with GIC in the future growth and development of ITC.  GIC is astute and thoughtful, with a proven track record in North American infrastructure investing. They share our vision for ITC and we look forward to working together in this partnership.”

ITC Holdings Corp. President, CEO and Chairman of the Board, Joseph L. Welch, said, “GIC will be a great investment partner for Fortis as ITC builds on its success by continuing to take advantage of the growing opportunities for transmission investment in North America.”

Rhys Evenden, Head of Infrastructure for North America at GIC, said, “We believe this is an attractive opportunity to partner with Fortis to invest in ITC.  Given the high quality transmission platform ITC offers, the strength of the Fortis management team, and GIC’s long-term approach to infrastructure investing, we look forward to a successful transaction and partnership.”

Upon closing of the acquisition, GIC will be granted certain customary minority rights in connection with its investment in ITC. Additional details will be contained in Amendment No. 1 to the Form F-4 (“Amendment No. 1”) to be filed by Fortis with the United States Securities and Exchange Commission (“SEC”) in the coming days and will be available at www.sec.gov. When filed, Amendment No. 1 will be available under Fortis’ issuer profile at www.sedar.com.

The closing of the acquisition of ITC is expected to occur in late 2016, and is subject to ITC and Fortis shareholder approvals, certain regulatory and federal approvals and other customary closing conditions.

Scotiabank acted as exclusive financial advisor to Fortis in connection with the ITC minority investor process. Citigroup Global Markets Inc. acted as financial advisor to GIC on this transaction.

About Fortis

Fortis is a leader in the North American electric and gas utility business, with total assets of approximately C$29 billion and fiscal 2015 revenue of C$6.7 billion. The Corporation’s asset mix is approximately 96% regulated (70% electric, 26% gas), with the remaining 4% comprised of non-regulated energy infrastructure. The Corporation’s regulated utilities serve more than 3 million customers across Canada, the United States and the Caribbean. For more information about Fortis, visit www.fortisinc.com or www.sedar.com.

About ITC

ITC is the largest independent electric transmission company in the United States. Based in Novi, Michigan, ITC invests in the electric transmission grid to improve reliability, expand access to markets, allow new generating resources to interconnect to its transmission systems and lower the overall cost of delivered energy. Through its regulated operating subsidiaries ITCTransmission, Michigan Electric Transmission Company, ITC Midwest and ITC Great Plains, ITC owns and operates high-voltage transmission facilities in Michigan, Iowa, Minnesota, Illinois, Missouri, Kansas and Oklahoma, serving a combined peak load exceeding 26,000 megawatts along approximately 15,700 circuit miles of transmission line. ITC’s grid development focus includes growth through regulated infrastructure investment as well as domestic and international expansion through merchant and other commercial development opportunities.

Additional information can be accessed at www.itc-holdings.com or www.edgar.com.

About GIC

GIC is a leading global investment firm with well over US$100 billion in assets under management. Established in 1981 to secure the financial future of Singapore, the firm manages Singapore’s foreign reserves. With its disciplined long-term value approach, GIC is uniquely positioned to invest in both the public and private markets, including equities, fixed income, real estate, private equity and infrastructure. In infrastructure, GIC’s primary strategy is to invest directly in operating infrastructure assets with a high degree of cash flow visibility and which provide a hedge against inflation. These include mature, low to moderate-risk assets in developed markets, complemented by investments with higher growth potential in emerging markets. GIC employs over 1,300 people across offices in Singapore, Beijing, London, Mumbai, New York, San Francisco, Sao Paulo, Seoul, Shanghai, and Tokyo. For more information, please visit www.gic.com.sg.

Additional Information about the Acquisition and Where to Find It

Fortis filed with the SEC on March 17, 2016, a registration statement on Form F-4, including a proxy statement of ITC and a prospectus of Fortis, and other documents in connection with the acquisition of ITC. The proxy statement/prospectus will be sent to the shareholders of ITC. This communication is not a substitute for the proxy statement/prospectus or any other document Fortis or ITC has filed or will file with the SEC in connection with the acquisition. SHAREHOLDERS OF ITC ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND ANY OTHER FILINGS THAT MAY BE MADE WITH THE SEC IN CONNECTION WITH THE ACQUISITION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE ACQUISITION. The registration statement and proxy statement/prospectus and other documents filed by Fortis and/or ITC with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov, on Fortis’ website at www.fortisinc.com or by contacting Fortis’ Investor Relations department, and upon written request from ITC at ITC, Investor Relations, 27175 Energy Way, Novi, MI 48377. You may also read and copy any reports, statements and other information filed by Fortis and ITC with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation of Proxies

This communication is not a solicitation of proxies in connection with the acquisition of ITC. However, ITC, Fortis and certain of their respective directors and executive officers and certain other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies in connection with the acquisition. Information about ITC’s directors and executive officers may be found in its 2015 Annual Report on Form 10-K filed with the SEC on February 25, 2016, and definitive proxy statement relating to its 2016 Annual Meeting of Shareholders filed with the SEC on April 8, 2016. Information about Fortis’ directors and executive officers may be found in its Management Information Circular available on its website at www.fortisinc.com and under its issuer profile at www.sedar.com.  Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the acquisition will be included in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of applicable securities laws including the Private Securities Litigation Reform Act of 1995.  Forward-looking statements included in this news release reflect Fortis’ and ITC’s management’s expectations regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “will”, “anticipates”, “believes”, “expects”, “intends”, “assumes”, “estimates”, “projects”, “plans”, “seeks”, “may”, “could”, “would”, “can”, “continue” and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking statements, which include, without limitation, those statements related to the acquisition, the expectation that Fortis will borrow funds to satisfy its obligation to pay a portion of the cash purchase price for the acquisition, the expected time of closing of the acquisition, the intention of the parties to the acquisition to seek shareholder approvals in relation to the acquisition, the receipt of certain regulatory and federal approvals and the satisfaction of the conditions precedent to the closing of the acquisition. These statements reflect management’s current beliefs and are based on information currently available to Fortis’ and ITC’s management.

Forward-looking statements involve significant risk, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking statements. These factors or assumptions are subject to inherent risks and uncertainties surrounding future expectations generally, including those identified from time to time in the forward-looking statements. Such risk factors or assumptions include, but are not limited to, the risks and uncertainties disclosed in Fortis’ filings with Canadian securities regulators and ITC’s annual report on Form 10-K and ITC’s quarterly reports filed on Form 10-Q filed with the SEC, the ability to obtain shareholder and regulatory approvals in connection with the acquisition and the timing and terms thereof, state and federal regulatory legislative decisions and actions, interloper risk, risks relating to uncertainty relating to the completion of the acquisition and the timing thereof, the risk that conditions to the acquisition may not be satisfied, risks relating to the ability of Fortis to access capital markets on favourable terms or at all, risks relating to the ability of Fortis to satisfy the conditions precedent in the bridge financing facilities in order to access funds to complete the acquisition, currency exchange rates and resolution of pending litigation matters. Fortis and ITC caution readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. For additional information with respect to certain of these risks or factors, reference should be made to the materials filed from time to time by Fortis with Canadian securities regulatory authorities and to ITC’s filings with the SEC, including the proxy circulars filed or to be filed by each such company in connection with the acquisition.  Fortis and ITC disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information, please contact:

Fortis Inc.
Investor Enquiries
Ms. Janet Craig Vice President, Investor Relations Fortis Inc. Tel: 709.737.2863

ITC Holdings Corp.
Investor Enquiries	Media Enquiries
Ms. Stephanie Amaimo Director, Investor Relations ITC Holdings Corp. Tel: 248.946.3572	Mr. Whit Clay Managing Director Sloane & Company Tel: 212.446.1864

GIC
Ms. Mah Lay Choon	Ms. Wendy Wong
Senior Vice President, GIC	Senior Vice President, GIC

Tel: +65 6889.6841	Tel: +65 6889.6928
mahlaychoon@gic.com.sg	wendywong@gic.com.sg